February 18, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (202) 362-2902

Aubrey L. Dunn
President and Chief Executive Officer
First Federal Banc of the Southwest
300 North Pennsylvania Avenue
Roswell, New Mexico 88201

Re: First Federal Banc of the Southwest, Inc.
Amendment No. 1 to Form S-4 filed February 1, 2005
File No. 333-120729

Dear Mr. Dunn:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing

1.   Reference is made to your counsel's letter of February 2, 2005. It is our position that this registration statement should briefly mention the facts discussed and specifically note that despite the company's intent to deregister, it did not do so, and therefore it should have filed a 10-K for the fiscal year that ended 9/30/98.

2.   Please update your financial statements as required by Rule 3-12 of Regulation S-X in your next amendment.

Summary – page 4

3.   Please revise to place the subsections entitled "Certain GFSB directors and officers have interests…" and "Federal Income Tax Consequences…" before the discussions of the special meetings, the record dates, etc.

Recommendations of the Boards of Directors – page 8

4.   We note the disclosure of the reasons that each board has given for determining that the merger is "fair" to its shareholders. However, there is no indication of any reasons for determining that the merger is "in the best interests of" its shareholders, which is, presumably, a different standard. Please revise or advise.

5.   A dated and signed tax opinion must be issued before effectiveness of the registration statement. Revise to clarify that the tax opinions are being issued concurrently with the prospectus and not at some later date.

Selected Historical Financial Information for GFSB - page 24

6.   Refer to prior comment 33. Please revise your introductory paragraph to clarify that the information for GFSB at or for the 3 months ended September 30, 2004 and 2003 is *derived* from the unaudited financial statements, which financial statements include normal, recurring adjustments.

Summary Selected Pro Forma Combined Data – page 25

7.   Refer to prior comment 36. Pro forma balance sheet information should be based on the latest balance sheet presented in the filing, September 30, 2004, with adjustments assuming the transaction was consummated on that balance sheet date. Pro forma information with respect to income statement information should be computed assuming the transaction occurred at the beginning of the fiscal year presented, October 1, 2003, and carried through any interim period presented. Please revise the discussion here and in the proforma financial information beginning on page 134 accordingly.

The Merger – page 37

8.   In an appropriate place, please disclose the material nonpublic information that crossed over between the two sides. At a minimum, disclose the summary projections of assets, loans/deposits, book value, net income, book value per share and earnings per share.

Reasons for the Merger – page 45

9.   We note your responses to prior comment 42. However, we believe that it would be helpful to investors to phrase the positive and negative factors as specifically as possible. For example, rather than merely refer to "the increased value…to First Federal

stockholders," the first bullet point on page 45 could indicate clearly but succinctly what the increased value to shareholders is. Similarly, as regards the second bullet point, how much larger would the presence of the combined company be? In particular, we note the last bullet point on page 46. What are the negatives about the quality of GFSB's loan and investment portfolios? Please revise this section throughout.

<u>Effects of the Merger – page 49</u>

10.   We note your response to prior comment 44. Please revise to disclose greater detail, including quantification, regarding the expected revenue enhancements following the merger.

<u>First Federal Management's Discussion and Analysis</u>

<u>Asset/Liability Management and Market Risk – page 100</u>

11.   Please supplementally tell us if management utilizes any quantitative measure other than Economic Value of Equity to measure interest rate risk. In this regard, tell us if management measures the potential loss in earnings or cash flows in addition to the loss of fair value. If these other measurements show a potential material risk of loss, please revise to present quantitative disclosures on the basis which results in the material risk. Refer to the Staff's "Questions and Answers About the New Market Risk Disclosure Rules" available on our website at http://www.sec.gov/divisions/corpfin/faqs.htm.

<u>Investment Securities Portfolio – page 121</u>

12.   Please revise this table to reflect the difference between the amortized cost and the fair value of the marketable equity securities for each period presented. We note your disclosure of the market adjustment of these securities at September 30, 2004 as a loss of $29,649.

<u>Proforma Financial Information</u>

<u>Note 7. Trust Preferred Securities – page 142</u>

13.   Please revise to exclude the proceeds from the $3 million in trust preferred securities the Company plans to issue. The issuance of these securities does not appear factually supportable and directly related to the merger. We note your response to prior comment 55 which states in part, "the Company issued the $7 million in trust preferred securities and has the funds necessary to consummate the merger."

<u>Note 8. Pro Forma Condensed Combined Statement of Operations Adjustments – page 142</u>

14.   Please revise to exclude the portion of the yield adjustment for interest expense related to the $3 million of trust preferred securities.

Consolidated Financial Statements

Consolidates Statements of Financial Condition – page [F] - 3

15.   Please revise to present separately the amounts of noninterest bearing deposits and interest bearing deposits. Refer to Rule 9-03 12. of Regulation S-X.

Consolidated Statements of Cash Flows – page [F] – 6

16.   Please supplementally provide us with a detailed list of the items and related amounts included in "other, net" cash flows from operating activities for the years ended September 30, 2004 and 2003. We may have further comment.

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses – page [F] – 10

17.   We note your response to prior comment 92. Please revise your financial statements to present the allowance relevant to loan commitments separate from your allowance for loan losses. Refer to paragraph 8e of SOP 01-6.

18.   Please revise your statements of income to record the provision for credit losses on off-balance sheet exposures as other noninterest expense.

Note 2. Investment Securities – page [F] – 14

19.   Please revise your statements of financial condition to classify these securities as available for sale investment securities.

20.   Please revise your disclosures to include the amortized cost, unrealized gains and losses and fair value of the available for sale equity securities included in other assets.

Note 11. Fair Value of Financial Instruments – page [F] - 25

21.   Please revise your disclosures to include the carrying value and fair value of the available for sale equity securities included in other assets.

GFSB Bancorp Form 10-KSB for the year ended June 30, 2004

Consolidated Statements of Changes in Stockholders' Equity – pages – F-6 and F-7

22.   We note your response to prior comment #105. Please supplementally tell us how the payment of cash to the employee and the recognition of compensation expense results in

an increase to additional paid in capital. Please provide us with the journal entries made to record the transaction.

*   *   *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2899 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Gary A. Lax, Esq.
        Kip A. Weismann, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015

        Richard Fisch, Esq.
        Malizia Spidi & Fisch, PC
        1100 New York Avenue, N.W.
        Suite 340 West
        Washington, D.C. 20005